RETAIL HOLDINGS N.V.

RECEIVED
2008 JUN 16 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003245

June 10, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Singer

Re: Retail Holdings N.V.
Exemption Number 82-5225

82-34635

SUPPL

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated June 10, 2008, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Company Secretary

Enclosure(s)

PROCESSED
JUN 18 2008
THOMSON REUTERS

dw 6/17

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated June 10, 2008

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

RECEIVED
2008 JUN 16 A 11:30
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit Index to Report

Exhibit No.

1	Press Release, June 10, 2008

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
June 10, 2008

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES ENHANCED DIVIDEND AND ANNUAL MEETING AND DIVIDEND RECORD DATES

June 10, 2008, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today that the Company's Annual General Meeting (the "AGM") will be held in Curaçao, Netherlands Antilles, on August 27, 2008. On or about July 10, 2008, Proxy material for the AGM will be sent to Shareholders of record as of July 2, 2008.

Reflecting a stronger than anticipated cash flow for the first five months of 2008, the Board of Directors is recommending for Shareholder approval at the AGM a dividend of $0.75 per Common Share for 2008, rather than the $0.60 dividend per Common Share previously announced. Assuming, as expected, that Shareholders at the AGM accept the recommendation of the Board of Directors, the record date for the dividend, representing a repayment from paid-in surplus, will be August 27, 2008. The dividend will be paid on or about September 4, 2008.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer® worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company, which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004. Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.